Exhibit 2.1

WHITE HORSE INTERVEST LIMITED

P.O. Box 3321

Drake Chambers

Road Town

Tortola

British Virgin Islands

Attn:	Mr Sergey Kupriyanov
by facsimile to +7 495 702 6215

22 September 2009

Dear Sirs,

Copecresto Enterprises Limited

We write further to the Share Sale and Purchase Agreement dated 11 March 2008 and made between White Horse Intervest Limited (the “Seller”), William V. Carey, Central European Distribution Company (“CEDC”) and Bols sp. z o.o. (“Bols”) (the “Purchase Agreement”) and the other Transaction Documents as referred to therein.

We wish to record the terms of our agreement on certain outstanding obligations under the terms of the Purchase Agreement, to make certain amendments to it, and to agree certain other matters, all as set out or described below.

1.	Outstanding obligations under the Purchase Agreement

(a)	The parties acknowledge and agree that there shall be no payment and no requirement to make any payment under or pursuant to clauses 7.7 or 7.8 of the Purchase Agreement, and that the Expert or Arbitrator appointed pursuant to clauses 7.5 and 7.6 of the Purchase Agreement shall, to the extent still engaged, be immediately stood down.

(b)	The parties acknowledge and agree that in respect of the transactions contemplated by the Asset Purchase Agreement (First Interim Period) and the Asset Purchase Agreement (Second Interim Period), Bols shall procure that the Company has in immediately available funds the consideration to be paid in respect of the Final Closing Enhancement being RUR8,373,305. The parties acknowledge and agree that payment of such amount shall discharge Bols’ remaining obligations under clause 11.5 of the Purchase Agreement in respect of the transactions contemplated by the Asset Purchase Agreement (First Interim Period) and the Asset Purchase Agreement (Second Interim Period).

Letter to White Horse Intervest Limited

22 September 2009

(c)	The parties acknowledge and agree that in respect of the transactions contemplated by the Asset Purchase Agreement (Final Closing), the obligations under clause 11.5 of the Purchase Agreement (as amended pursuant to paragraph 3 below) shall require Bols to procure that the Company has in immediately available funds (x) the consideration to be paid in respect of the transactions contemplated by the Asset Purchase Agreement (Final Closing), and (y) VAT amounts to be paid in respect of the transactions contemplated by the Asset Purchase Agreement (Final Closing), in each case pursuant to the Asset Purchase Agreement (Final Closing), being RUR287,650,370, and payment of such amount shall discharge Bols’ remaining obligations under clause 11.5 of the Purchase Agreement.

2.	Further payment mechanics and timing of payment

(a)	Bols and the Seller shall (so far as they are lawfully entitled through the exercise of their respective rights as holders of the outstanding and issued share capital of the Company) procure that the Company shall (so far as it is lawfully entitled through the exercise of its rights as holder of the outstanding and issued share capital of ProductionCo) procure that ProductionCo promptly satisfies, out of the monies referred to in paragraph 1(c) above, its payment obligations to ZAO Firm Urozhay under the Asset Purchase Agreement (Final Closing).

(b)	Bols and the Seller shall (so far as they are lawfully entitled through the exercise of their respective rights as holders of the outstanding and issued share capital of the Company) procure that the Company shall (so far as it is lawfully entitled through the exercise of its rights as holder of the outstanding and issued share capital of ProductionCo) procure that ProductionCo promptly satisfies, out of the monies referred to in paragraph 1(b) above, its payment obligations to ZAO Firm Urozhay under the Asset Purchase Agreement (First Interim Period) and the Asset Purchase Agreement (Second Interim Period).

(c)	The parties acknowledge that:

(i)	that the completion of the transactions contemplated by the Asset Purchase Agreement (Final Closing) and the payments referred to in paragraph 2(a) and (b) above are anticipated to take place on 15 October 2009 and in any event before 31 October 2009; and

(ii)	accordingly, the payment of the Cash Holdback Amount by Bols to the Seller pursuant to clause 11.13 of the Purchase Agreement is anticipated to be paid on 15 October 2009 and in any event before 31 October 2009.

Letter to White Horse Intervest Limited

22 September 2009

3.	Amendments to the Agreement

We hereby agree that, with effect from the date of this letter:

(a)	clause 11.5 of the Purchase Agreement shall be deleted in its entirety and replaced with the following clause:

“11.5	Prior to the completion of each of the transactions contemplated by the Post-Closing Purchase Agreements Bols shall procure that the Company has in immediately available funds (x) the consideration to be paid in respect of the relevant transaction, and (y) VAT amounts to be paid in respect of the relevant transaction.”

(b)	the definitions of Cash Holdback Amount and Final Closing Assets set out in Annex A to the Purchase Agreement shall be deleted in its entirety and replaced with the following definition:

“Cash Holdback Amount”	means the positive difference, if any, of USD16,906,720 less (a) the Dollar Equivalent of RUR296,023,675, calculated at the date of payment of each relevant payment to ZAO Firm Urozhay and (b) the Dollar Equivalent of RUR480,000 calculated at the earlier of (i) the date of registration of each respective agreement or (ii) the date of payment of the Cash Holdback Amount to the Seller;

“Final Closing Assets”	means the assets more particularly described in Schedule 8, complete details of which are set out in such Schedule;

(c)	Schedule 8 shall be deleted in its entirety and replaced with Annex A hereto.

4.	Other matters; certain acknowledgements

(a)	Each party hereby agrees and acknowledges that it has no claim against any other party under the terms of the Purchase Agreement or the Company Shareholders’ Agreement so far as known to it and confirms that, on the basis of that party’s actual knowledge, it has no plans to make or advance any such claim.

(b)	Without limitation to paragraph 4(a) above:

(i)	CEDC irrevocably waives (and shall procure that each of its affiliates and each other entity controlled directly or indirectly

Letter to White Horse Intervest Limited

22 September 2009

by CEDC similarly waive) any and all claims which it may have directly or indirectly against Sergey Kupriyanov, any entity controlled or managed by him or which he was or has been acting on behalf of, and the directors, officers and employees of any such entity, in connection with the management of the Company and/or any of its subsidiaries and/or the business undertaken by them from and including 13 March 2008 to but excluding the date of this letter and undertakes not to make or bring any claim against or seek any contribution from any such person (and further undertakes that no other person claiming under or through it will make or bring any such claim or seek any such contribution) in connection with the same, except in any such case with respect to claims in relation to or involving fraud on the part of any such person or persons acting on the behalf or under the control of any of them;

(ii)	the Seller irrevocably waives (and shall procure that each of its affiliates and each other entity controlled directly or indirectly by Sergey Kupriyanov similarly waive) any and all claims which it may have directly or indirectly against CEDC, any entity controlled by it and its and their directors, officers and employees in connection with the management of the Company and/or any of its subsidiaries and/or the business undertaken by them from and including 13 March 2008 to but excluding the date of this letter and undertakes not to make or bring any claim against or seek any contribution from any such person (and further undertakes that no other person claiming under or through it will make or bring any such claim or seek any such contribution) in connection with the same, except in any such case with respect to claims in relation to or involving fraud on the part of any such person or persons acting on the behalf or under the control of any of them; and

(iii)	in the event that the releases and undertakings set out in paragraph 4(b)(i) or as the case may be 4(b)(ii) above are found by any court or other competent authority to be invalid, unlawful or unenforceable or are otherwise ineffective in whole or in part for any other reason whatsoever, then the Buyer or as the case may be the Seller shall assign absolutely and unconditionally to the other all its remaining right, title and interest in its rights as would have been waived under paragraph 4(b)(i) or as the case may be 4(b)(ii) above had the same not been so invalid, unlawful or unenforceable or otherwise ineffective.

(c)

CEDC and the Seller acknowledge that each expects to grant waivers in similar form to those set out in paragraphs 4(b)(i) and 4(b)(ii) respectively on and with effect to the date on which completion of the

Letter to White Horse Intervest Limited

22 September 2009

transactions contemplated by the Asset Purchase Agreement (Final Closing) and the payments referred to in paragraph 2(a) above take place.

(d)	The Seller acknowledges and accepts that it has no expectation of any dividend or distribution from the Company and waives any and all rights which it has or may have in the future to claim or demand the payment of any such dividend or distribution.

(e)	The Seller confirms that all rights of ZAO Firm Urozhay in connection with the new land plot, with the total area equal to 0.38 ha, located in Balashikha town, Saltykovka district, Popovka, estate 5 (Production and logistics site), and listed as the first item in Schedule 8 (Final Closing Assets) to the Purchase Agreement, including the right to purchase the land plot at a minimum price available in accordance with Russian law, were effectively and validly transferred by ZAO Firm Urozhay to ProductionCo. The Purchasers acknowledge that they agree and do not object to such transfer and waive any claims that may arise in connection with the land plot not being transferred from ZAO Firm Urozhay to ProductionCo within the timeframe initially contemplated in the Purchase Agreement.

(f)	The parties acknowledge that Annex B hereto sets forth copies of the agreements that contain the Final Closing Enhancements Amounts equal to the total of RUR8,373,305. These Final Closing Enhancements are in addition to the Final Closing Enhancements that compose part of the Final Closing Assets listed in Schedule 8 and, for the avoidance of doubt, are included in the calculation of the Cash Holdback Amount. The Seller confirms that the Final Closing Assets and the assets set forth in Annex B will have been effectively and validly transferred in addition to those assets transferred under the Purchase Agreement as of the Final Closing date.

(g)	The Seller confirms that Annex C to this letter lists the intangible assets, the assignment of which did not require payment of VAT at the time of the transfer, that the total gross price for assignment of those assets did not change from the price originally contemplated under the Purchase Agreement, that the registration of transfer of the rights under the assignment agreements is evidenced by documents as indicated in Annex C to this letter and that the status of payments in connection with each asset is also indicated in Annex C to this letter. The Purchasers acknowledge and agree to such assignment of the rights, including the price, evidence of the registration and applicable payment status, and waive any claims that may arise that may arise under the Purchase Agreement in such regard.

Letter to White Horse Intervest Limited

22 September 2009

(g)	In addition, the parties acknowledge the following regarding the assets listed in Schedule 6 (First Interim Period Assets), Category I, to the Purchase Agreement:

(i)	Annex D to this letter lists the assets, the assignment of which has not been completed as of the date of this letter. On the basis of the accuracy of the information imparted by the Seller, its directors, officers, employees and agents, the Purchasers acknowledge that such assignments of the assets are in the process of being recorded in the applicable jurisdictions, as indicated in such Annex, and agree to waive any claims that may arise under the Purchase Agreement in connection with the time it takes to finalise such recordation. The Purchasers acknowledge that it is possible that applications for recordation of the assignments may not be approved by applicable government authorities for legal, practical or other reasons beyond the Seller’s control, and therefore waive any claims the Purchasers may have in this regard insofar as such matters were unknown and could not have been reasonably known to the Seller at the date of this letter. The parties further acknowledge and agree that the agreements, copies of which are attached as Annex H hereto and the total consideration under which equals to RUR480,000, may or may not be registered by the applicable government authorities in the future. Notwithstanding the fact of whether such agreements will ever be registered, Bols agrees that it will (so far as it is lawfully entitled through the exercise of its respective rights as holder of the outstanding and issued share capital of the Company) procure that the Company shall (so far as it is lawfully entitled through the exercise of its rights as holder of the outstanding and issued share capital of DistCo) procure that DistCo promptly pays the consideration under each of the underlying agreements at the earlier of (a) the date of registration of each respective agreement or (b) the date of payment of the Cash Holdback Amount to the Seller. In addition, the Purchasers agree to waive any claims that may arise in connection with the payments received under the underlying agreements that have not been and/or may never be registered.

(ii)	The Seller confirms that Annex E to this letter lists the assets, the registration and therefore the assignment of which cannot occur for legal or practical reasons, and specifically that:

(1)	the assignment of the industrial design for the bottle in Belarus (item 1 on Annex E) cannot be recorded by the patent office of Belarus because the underlying industrial design application was not approved by the patent office as the industrial design does not exist;

(2)	the assignment of the industrial design for the label in Belarus (item 2 on Annex E) was erroneously included in Schedule 6 (First Interim Period Assets), Category I to the Purchase Agreement and, therefore, should be excluded from the list of assets to be assigned;

Letter to White Horse Intervest Limited

22 September 2009

(3)	the assignments of the industrial design for the label in the Russian Federation and Ukraine (items 3 and 4 on Annex E) cannot be recorded by the appropriate government authorities because the underlying industrial design applications were not approved by the appropriate government authorities as the industrial design does not exist;

(4)	the assignment of the industrial design for the label in Kazakhstan (item 5 on Annex E) was erroneously included in Schedule 6 (First Interim Period Assets), Category I to the Purchase Agreement and, therefore, should be excluded from the list of assets to be assigned;

(5)	the assignment of the trade mark “999” in the United States (item 6 on Annex E) has not occurred because the underlying trade mark application cannot be approved as the trade mark is not yet used in the United States; and

(6)	the entry for the assignment of the industrial design for the label in the European Union (item 7 on Annex E) appears twice in Schedule 6 (First Interim Period Assets), Category I to the Share Purchase Agreement, and therefore the duplicate entry in the Schedule should be deleted.

(h)	The parties acknowledge the form of the Asset Purchase Agreements (Final Closing) as set out in Annex F and each agree to procure that the same shall be entered into by their respective affiliates promptly following FAS approval thereof.

(i)	Finally, the parties acknowledge that payment has been made for the transfer of the assets in the total amount equal to RUR423,180 as set forth in the draft sale and purchase agreement, as attached as Annex G hereto, and the parties shall cause the execution of such agreement.

The Purchasers acknowledge and agree to the above and waive any claims that may arise under the Purchase Agreement in connection with the above transfers as referred to and as initially contemplated under the Purchase Agreement.

Letter to White Horse Intervest Limited

22 September 2009

Save as amended hereby, the Purchase Agreement shall continue on full force and effect. Words used by not defined in this letter shall bear the same meanings ascribed to them under the Purchase Agreement. This letter shall be governed by and construed in accordance with the laws of England without giving effect to applicable conflict of laws provisions.

Yours faithfully,

/s/ William Carey
William Carey, for and on behalf of CENTRAL EUROPEAN DISTRIBUTION COMPANY

/s/ Evangelos Evangelou
Evangelos Evangelou, for and on behalf of
BOLS SP. Z O.O.

/s/ William Carey
WILLIAM V. CAREY

cc:	Akin Gump Strauss Hauer & Feld LLP Ducat Place II 7 Gasheka Street
Moscow 123056 Russia

	Attn:	Mr Andrei Danilov by facsimile to +7 495 783 7701

AGREED and ACCEPTED
on this 22nd day of September 2009

/s/ Sergey Kupriyanov
Sergey Kupriyanov, for and on behalf of
WHITE HORSE INTERVEST LIMITED

cc:	Dewey & LeBoeuf One Minster Court Mincing Lane
London EC3R 7YL

Attn:	Mr Stephen J. Horvath III by facsimile to +44 20 7459 5099